SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)1

                                 FIRSTMARK CORP.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.20 Per Share
    ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  337908 20 6
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                                 (CUSIP Number)

         Lewis M. Brubaker, Jr., One James Center, 901 East Cary Street
                            Richmond, Virginia 23219
    ---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  April 2, 1997
    ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)




             1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    ---------------------------                          ----------------------
          CUSIP No. 337908 20 6       SCHEDULE 13D          Page 2 of 6 Pages
    ---------------------------                          ----------------------

    ------- -------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Donald V. Cruickshanks
    ------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      [_]
                                                                   (b)      [_]
            Not Applicable
    ------- -------------------------------------------------------------------
    3       SEC USE ONLY


    ------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
    ------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                            [_]

            Not Applicable
    ------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
    ----------------------- ------- -------------------------------------------
          NUMBER OF         7       SOLE VOTING POWER

            SHARES                  1,065,994
                            ------- -------------------------------------------
                            8       SHARED VOTING POWER
         BENEFICIALLY
                                    -0-
                            ------- -------------------------------------------
        OWNED BY EACH       9       SOLE DISPOSITIVE POWER

          REPORTING                 1,065,994
                            ------- -------------------------------------------
                            10      SHARED DISPOSITIVE POWER
         PERSON WITH
                                    -0-
    ----------------------- ------- -------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,065,994
    ------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [_]

            Not Applicable
    ------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.1%
    ------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
    ------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

                  This Schedule 13D relates to the Common Stock, par value $0.20 per share ("Common Stock"), of Firstmark Corp. (the "Issuer"), a Maine corporation that, through a subsidiary, Southern Title Insurance Corporation ("STIC"), is principally engaged in the business of issuing title insurance. The Issuer also makes venture capital and real estate investments. The address of the principal executive offices of the Issuer is One Financial Place, 222 Kennedy Memorial Drive, Waterville, Maine 04901.


Item 2.           Identity and Background.

                  (a)      Donald V. Cruickshanks.

                  (b) The business address of Mr. Cruickshanks is One James Center, 901 East Cary Street, Richmond, Virginia 23218.

                  (c) Mr. Cruickshanks is President and Chief Executive Officer and a director of the Issuer, whose address is set forth in Item 1, and Chairman, President and Chief Executive Officer of STIC, whose address is set forth in item 2(b).

                  (d) During the past five years, Mr. Cruickshanks has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the past five years, Mr. Cruickshanks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Cruickshanks is a citizen of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration.

                  The source and amount of funds or other consideration used by Mr. Cruickshanks in acquiring beneficial ownership of shares of Common Stock were as follows:

                  Prior to June 7, 1996, Mr. Cruickshanks, H. William Coogan, Jr. and the H. William Coogan Irrevocable Trust were the shareholders of Southern Capital Corp., a Virginia corporation ("SCC"). SCC is currently a subsidiary of the Issuer and, through its subsidiary, STIC, is principally engaged in the business of issuing title insurance. SCC also makes venture capital and real estate investments. Between June 1992 and June 7, 1996, Mr. Cruickshanks had acquired 33 shares of SCC common stock with personal funds.


                               Page 3 of 6 Pages

                  On June 7, 1996, SCC was merged with and into Southern Capital Acquisition Corporation, a Virginia corporation and wholly-owned subsidiary of the Issuer ("SCAC"), pursuant to an Agreement and Plan of Reorganization, dated as of April 30, 1996, between SCC, SCAC and the Issuer (the "Reorganization"). As part of the Reorganization, each share of SCC common stock was converted into and exchanged for 400 shares of the Issuer's Series B, cumulative, non-voting preferred stock, par value $0.20 per share ("Series B Preferred Stock"). Accordingly, the three shareholders of SCC received in the aggregate 40,000 shares of Series B Preferred Stock. Pursuant to its terms, the shares of Series B Preferred Stock were not convertible by its holders, but were convertible by the Issuer into not less than 2,000,000 shares of Common Stock, subject to adjustment if the market price of Common Stock was less than $4.00 per share at the time of conversion. A more complete description of the Reorganization is contained in the Issuer's definitive Proxy Statement for a Special Meeting of Stockholders held on February 25, 1997, which was filed with the Securities and Exchange Commission on February 5, 1997. Mr. Cruickshanks acquired 13,200 shares of Series B Preferred Stock in the Reorganization.

                  On March 12, 1997, the Issuer declared the conversion of all outstanding shares of Series B Preferred Stock into shares of Common Stock, effective April 1997. Because the market price of Common Stock was less than $4.00 per share at the time of conversion, the Issuer adjusted the number of shares of Common Stock into which shares of Series B Preferred Stock were convertible. Accordingly, under the terms of the Series B Preferred Stock, each outstanding share of Series B Preferred Stock was convertible into 80.7571 shares of Common Stock. As a result of this conversion, Mr. Cruickshanks acquired beneficial ownership of 1,065,994 shares of Common Stock.

                  H. William Coogan, Jr. is filing a separate Schedule 13D with respect to 1,001,389 shares of Common Stock beneficially owned by him, and the H. William Coogan Irrevocable Trust and Susan C. Coogan, Trustee under the
H. William Coogan Irrevocable Trust Agreement dated December 30, 1992, are filing a separate Joint Schedule 13D with respect to 1,162,903 shares of Common Stock beneficially owned by them.

                 Upon the acquisition of shares of Common Stock, Mr. Cruickshanks intends for such shares to be held by him and his spouse as tenants by the entireties, with right of survivorship.

Item 4.           Purpose of Transaction.

                  Mr. Cruickshank's purpose in acquiring Common Stock of the Issuer is described in Item 3 above.

                  There are no plans or proposals that Mr. Cruickshanks may have that relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                               Page 4 of 6 Pages

                  (c) a sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals that change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Securities Exchange Act of 1934, as amended; or

                  (j)      any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate number nd percentage of Common Stock beneficially owned by Mr. Cruickshanks are 1,065,994 and 20.1% of the issued and outstanding shares of Common Stock on April 2, 1997.

                  (b) Mr. Cruickshanks possesses the sole power to vote or direct the vote and to dispose or direct the disposition of 1,065,994 shares of Common Stock.

                  (c) On March 12, 1997, the Issuer declared the conversion of all outstanding shares of Series B Preferred Stock into shares of Common Stock, effective April 1997. Under the terms of the Series B Preferred Stock, each outstanding share of Series B Preferred Stock was convertible into 80.7571 shares of Common Stock. As a result of this conversion, Mr. Cruickshanks acquired beneficial ownership of 1,065,994 shares of Common Stock. For a more complete description of this and related transactions, see Item 3 above.

                  (d)      Not applicable.

                  (e)      Not applicable.

                               Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Mr. Cruickshanks is President and Chief Executive Officer of the Issuer and is Chairman of the Board, President and Chief Executive Officer of STIC.


Item 7.           Material to be Filed as Exhibits.

                  None.



                               Page 6 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  April 11, 1997                               Donald V. Cruickshanks
                                                    ---------------------------
                                                    Donald V. Cruickshanks






Attention:     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).